Exhibit 99.2

Summit Therapeutics plc

(“Summit” or the “Company”)

RESULT OF ANNUAL GENERAL MEETING

Oxford, UK, 14 July 2015 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and C. difficile infection, announces that Resolutions 1 to 11 proposed to shareholders at the Company’s Annual General Meeting (‘AGM’) held earlier today were duly passed. The results of the proxy votes lodged in advance and at the meeting will be available shortly from the Investors section of Summit’s website, www.summitplc.com.

Resolution 12 (the final resolution): “Disapplication of statutory pre-emption rights”, was not proposed to shareholders. Instead, an ordinary resolution to adjourn the AGM in accordance with the provisions set out in the Company’s Articles of Association was proposed by the Chairman and approved by those shareholders in attendance at the AGM.

As explained at the meeting, the purpose of the adjournment is to allow the receipt of additional proxy forms from certain shareholders, whose proxy votes had not been received ahead of the deadline prior to today’s meeting. The meeting proceeded as the effect of these proxy votes would not have been material to the other resolutions, but the adjournment was proposed to enable the voting intentions of shareholders to be recognised in respect of the final resolution.

The adjourned AGM will be reconvened at 12.00 noon on Wednesday 29 July 2015 at the offices of Fasken Martineau LLP, 17 Hanover Square, London, W1S 1HU. Proxies lodged by shareholders in advance of today’s AGM will remain valid. Any further proxy votes should be returned as soon as possible but, in any event, so as to be received by Capita Asset Services, PXS, 34 Beckenham Road, Kent BR3 4TU by 12.00 noon on Monday 27 July 2015. Any shareholder requiring a further proxy should contact Capita Asset Services on +44 (0)871 664 0300. Calls cost 10p per minute plus network extras. Lines are open 9.00am to 5.30pm (no other method of communication will be accepted).

Shareholders who wish to appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, must ensure that CREST messages are received by the issuer’s agent (ID number RA10) not later than 48 hours before the time appointed for holding the adjourned meeting, that is, by no later than 12.00 noon on Monday 27 July 2015. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

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About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection.

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski (US office)	Tel: +44 (0)1235 443 951 +1 617 294 6607

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Michelle Avery	Tel: +1 781 235 3060 mavery@macbiocom.com

Peckwater PR (Financial public relations, UK) Tarquin Edwards	Tel: +44 (0)7879 458 364 tarquin.edwards@peckwaterpr.co.uk